Exhibit 12
SPRINT NEXTEL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months
	Ended June 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in millions)
Earnings
Income (loss) from continuing operations before income taxes	$696	$883	$1,291	$(3,244)	$(2,149)	$(1,173)	$(4,047)
Capitalized interest	(40)	(19)	(53)	(56)	(58)	(88)	(108)
Net losses (earnings) in equity method investees	(1)	10	(107)	41	79	120	175

Subtotal	655	874	1,131	(3,259)	(2,128)	(1,141)	(3,980)

Fixed charges
Interest charges	833	578	1,347	1,274	1,414	1,458	1,247
Interest factor of operating rents	308	178	450	347	360	388	368

Total fixed charges	1,141	756	1,797	1,621	1,774	1,846	1,615

Earnings (loss), as adjusted	$1,796	$1,630	$2,928	$(1,638)	$(354)	$705	$(2,365)

Ratio of earnings to fixed charges	1.57	2.16	1.63	— (1)	— (2)	— (3)	— (4)

(1)	Earnings, as adjusted, were inadequate to cover fixed charges by $3.3 billion in 2004.

(2)	Earnings, as adjusted, were inadequate to cover fixed charges by $2.1 billion in 2003.

(3)	Earnings, as adjusted, were inadequate to cover fixed charges by $1.1 billion in 2002.

(4)	Earnings, as adjusted, were inadequate to cover fixed charges by $4.0 billion in 2001.

Note:	The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Fixed charges include interest on all debt of continuing operations, including amortization of debt premiums, discounts and issuance costs, and the interest component of operating rents. Earnings include income from continuing operations before income taxes, plus net losses (earnings) in equity method investees, less capitalized interest.